UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 14 September 2009

# Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X          Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes          No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or "the company")


**Harmony Presentation**

Harmony Gold Mining Company Limited will be hosting analysts and fund managers today.

The presentation will be available on the company's website at www.harmony.co.za at 08:00 am SA time on Wednesday, 30 September 2009.


The presentation provides a high level overview of the company's performance for the quarter ended 30 September 2009.


For more details contact:


Marian van der Walt
Executive: Corporate and Investor Relations
on +27(0)82 888 1242


30 September 2009

Sponsor: J.P. Morgan Equities Limited

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2009

Harmony Gold Mining Company Limited

By:    /s/ Frank Abbott

Name: Frank Abbott
Title: Interim Financial Director